SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            ----------------

                            AMENDMENT NO. 6 TO
                              SCHEDULE 14D-9
                  SOLICITATION/RECOMMENDATION STATEMENT
                   PURSUANT TO SECTION 14(d)(4) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                            ----------------

                              Handy & Harman
                        (Name of Subject Company)

                              Handy & Harman
                   (Name of Person(s) Filing Statement)

                 Common Stock, par value $1.00 per share
                      (Title of Class of Securities)

                                410306104
                  (CUSIP Number of Class of Securities)

                           Paul E. Dixon, Esq.
                      Senior Vice President, General
                          Counsel and Secretary
                              Handy & Harman
                             250 Park Avenue
                         New York, New York 10177
                              (212) 661-2400
         (Name, Address and Telephone Number of Person Authorized
          to Receive Notice and Communications on Behalf of the
                       Person(s) Filing Statement)

                             With a Copy to:

                          Milton G. Strom, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                      New York, New York 10022-3897
                              (212) 735-3000



      This Amendment supplements and amends as Amendment No. 6 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 24, 1997 (as amended, the "Schedule 14D-9"), by Handy & Harman, a New York corporation ("Handy & Harman"), relating to the tender offer (the "WHX Offer") by HN Acquisition Corp., a New York corporation (the "Purchaser") and wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 16, 1997, as amended, to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Handy & Harman, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996 and October 22, 1996 (as so amended, the "Rights Agreement"), of Handy & Harman at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 16, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is hereby amended to add the following:

      Handy & Harman is distributing a letter to its shareholders, dated January 15, 1998, with respect to the WHX Offer. A copy of the letter to shareholders is also contained in a press release issued by Handy & Harman on January 15, 1998. Copies of the letter to shareholders and the text of the press release are filed as Exhibits 32 and 33 hereto, respectively, and are incorporated by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 9 of the Schedule 14D-9 is hereby amended to add the following:

      Exhibit
         No.            Description
      -------           -----------
        32              Letter to Shareholders of Handy & Harman,
                        dated January 15, 1998.

        33              Text of Press Release issued by Handy &
                        Harman, dated January 15, 1998.



                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    January 15, 1998             HANDY & HARMAN

                                       By:  /s/ Paul E. Dixon
                                          --------------------------
                                       Name:  Paul E. Dixon
                                       Title: Senior Vice President,
                                                General Counsel and
                                                Secretary



                              EXHIBIT INDEX

      Exhibit
         No.            Description
      -------           -----------
       32               Letter to Shareholders of Handy & Harman,
                        dated January 15, 1998.

       33               Text of Press Release issued by Handy &
                        Harman, dated January 15, 1998.